UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

4Kids Entertainment, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
350865101
(CUSIP Number)
Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
April 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	350865101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		2,414,209

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,414,209

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,209

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	350865101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,209

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,209

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	350865101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,209

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,209

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	350865101

1	NAMES OF REPORTING PERSONS PHIL FROHLICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		2,414,209

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,414,209

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,209

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	350865101
SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of Common Stock, $0.01 par value (the “Common Stock”), of 4Kids Entertainment, Inc., a New York corporation (the “Issuer”).
This Schedule 13D relates to Common Stock purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,414,209 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,414,209 shares of Common Stock held by Prescott Master Fund.
The shares of Common Stock held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on February 12, 2010.
Item 1. Security and Issuer
Securities acquired: Common Stock, $0.01 par value (the “Common Stock”).

Issuer:	4Kids Entertainment, Inc. 1414 Avenue of the Americas New York, New York 10019
Item 2. Identity and Background
(a) This Schedule 13D is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Mr. Phil Frohlich. Because Mr. Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Mr. Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Small Cap Funds. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma 74104.

CUSIP No.	350865101
(c) The principal occupation of Mr. Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.
Item 3. Source and Amount of Funds
As of May 7, 2010, the Small Cap Funds had invested $4,582,698 (inclusive of brokerage commissions) in the shares of Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds.
Item 4. Purpose of the Transaction
The Small Cap Funds (together with Phil Frohlich and Prescott Capital, the “Reporting Persons”) purchased the shares of Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity and have reported such ownership on a Schedule 13G/A. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the shares of Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
The purpose of the acquisition of the shares of Common Stock was for investment, and the acquisitions of the shares of Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
The Reporting Persons are converting their Schedule 13G/A to this Schedule 13D, as they have recommended Mr. Duminda M. Desilva, an employee of Prescott Capital and Wade I. Massad to the Nominating Committee of the Issuer as candidates for service on the board of directors of the Issuer.

CUSIP No.	350865101
Item 5. Interest in Securities of the Issuer
(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 13,352,053 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 15, 2010 pursuant to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2010.
As of May 7, 2010, the Small Cap Funds beneficially owned 2,414,209 shares of Common Stock, representing approximately 18.1% of the issued and outstanding shares of Common Stock of the Issuer.
Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 2,414,209 shares of Common Stock held by the Small Cap Funds, representing approximately 18.1% of the issued and outstanding shares of Common Stock of the Issuer.
In addition, Mr. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 2,414,209 shares of Common Stock beneficially owned by the Small Cap Funds, representing approximately 18.1% of the issued and outstanding shares of Common Stock of the Issuer.
Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.
(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Schedule 13D.
The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich, is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 2,414,209 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.
(c) There have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

CUSIP No.	350865101
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit 1
Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Phil Frohlich dated May 7, 2010.

CUSIP No.	350865101
Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2010

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P. By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P. By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich
By:	/s/ Phil Frohlich
Phil Frohlich